SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                                 ---------------

                                 SCHEDULE TO-T/A
                                 (Rule 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*

                            Block Drug Company, Inc.
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                              SB Acquisition Corp.
                                       and
                             SmithKline Beecham plc
--------------------------------------------------------------------------------
                       (Name of Filing Persons (Offerors))


                 Class A Common Stock, Par Value $.10 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    093644102
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                                 James R. Beery
                             SmithKline Beecham plc
                              One New Horizon Court
                          Brentford, Middlesex TW8 9BP
                                     England
                              (011 44) 208-979-2000

                                   Copies to:

                             James F. Munsell, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)


         Check the appropriate boxes below to designate any transactions to which the statement relates:

         |X|   third-party tender offer subject to Rule 14d-1.
         |_|   issuer tender offer subject to Rule 13e-4.
         |_|   going-private transaction subject to Rule 13e-3.
         |_|   amendment to Schedule 13D under Rule 13d-2.

         This Amendment No. 1 (this "Amendment") amends and supplements the joint Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on October 19, 2000 by SB Acquisition Corp. ("Purchaser"), a New Jersey corporation and a wholly-owned subsidiary of SmithKline Beecham plc, a public limited company organized under the laws of England and Wales ("Parent"), to purchase all the outstanding shares of Class A common stock, par value $.10 per share (the "Shares"), of Block Drug Company, Inc., a New Jersey corporation (the "Company"), which are not owned by Parent or its affiliates, at a purchase price of $53.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of October 19, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule TO.

      The Schedule TO is hereby amended and supplemented by adding the following:

                  Subject to the applicable regulations of the Commission and to the terms of the Merger Agreement, Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to delay acceptance for payment of, or, regardless of whether such Shares were theretofore accepted for payment, payment for, any Shares pending receipt of any necessary regulatory approval or in order to comply in whole or in part with any applicable law and (ii) to terminate the Offer and not accept for payment any Shares if any of the conditions to the Offer have not been satisfied or upon the occurrence of any of the events set forth in Section 13, in either case by giving oral or written notice of such delay or termination to the Depositary. Purchaser's right to delay the payment for Shares which Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return tendered securities promptly after the termination or withdrawal of the Offer.

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 3, 2000


                                        SmithKline Beecham plc


                                        By: /s/ James R. Ford
                                            ------------------------------
                                            Name: James R. Ford
                                            Title: Attorney-in-Fact


                                        SB Acquisition Corp.


                                        By: /s/ Donald F. Parman
                                            ------------------------------
                                            Name: Donald F. Parman
                                            Title: Assistant Secretary